

May 2, 2024

Marcelo Cunha Ribeiro
Chief Financial Officer
National Steel Company
Av.Brigadeiro Faria Lima, 3400 - 20th floor
Sao Paulo-SP, Brazil 04538-132

> **Re: National Steel Company**
> **Form 20-F for the Year Ended December 31, 2022**
> **Response dated April 2, 2024**
> **File No. 001-14732**

Dear Marcelo Cunha Ribeiro:

We have reviewed your April 2, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 19, 2024 letter.

Form 20-F/A filed April 26, 2024

Item 4. Information on the Company, page 1

1. Please provide an updated reconciliation with depletion due to mining activities for your resources/reserves as reported in the most recent year compared to the prior year, as required by Item 1304(e) of Regulation S-K and confirm that you will include this reconciliation in subsequent annual filings. Note that this is only required for *material* properties.

2. Please provide proposed disclosure of *non-material* resource and reserve tables which includes the following, as required by Item 1303(b)(3) of Regulation S-K:
    *   the point of reference in which reserves and resources are calculated, such as in-situ, mill feed, saleable product, etc; and
    *   the currency with respect to the pit optimization parameters on page 26.

If you have any questions regarding mining comments, please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650. Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 if you have any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing